

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

John Yu
Chief Executive Officer
Kairos Pharma, LTD.
2355 Westwood Blvd., #139
Los Angeles, CA 90064

> **Re: Kairos Pharma, LTD.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2025**
> **File No. 333-284569**

Dear John Yu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Megan J. Penick